

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Mr. David D. Smith
Chief Executive Officer
Sinclair Broadcasting Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

> **Re: Sinclair Broadcasting Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 0-26076**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of goodwill, long-lived assets, intangible assets and equity and cost method investments, page 42

1. We note that goodwill represents 41% or more of your assets as of December 31, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test
- Amount of goodwill allocated to the unit
- Description of the methodology used to determine fair value
- Description of key assumptions used and how the key assumptions were determined
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Liquidity and Capital Resources, page 51

2. In future filings, discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

I. Nature of operations and summary of significant accounting policies
Local Marketing Agreements and Outsourcing Agreements, page F-1
Variable Interest Entities, Page F-11

3. Addressing paragraphs 25-38 of ASC 810-10-25 tell us in detail how you concluded it was appropriate to consolidate the Cunningham stations, WNAB-TV in Nashville, Tennessee and KFXA-TV in Cedar Rapids, Iowa.

4. Goodwill, Broadcast Licenses And Other Intangible Assets, page F-21

4. We note that you took an impairment charges for goodwill and broadcast licenses for the years ended December 31, 2008 and 2009 and in the three months ended March 31, 2010. Tell us in detail how your key assumptions changed in between these periods which lead to the additional impairments charges.

<u>Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference</u>

<u>Compensation Discussion and Analysis, page 19</u>

5. We note that you have not provided any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

6. We note your disclosure that the Compensation Committee uses a peer group of broadcast and media companies for benchmarking named executive officer compensation with respect to base salary and cash bonuses. Further, we note the Committee targets the named executive officer's compensation to fall within the range of the peer group in order to be competitive in the market. In future filings, please disclose each of the individual named executive officer's actual salary and cash bonus awards as a percentile of the peer group data.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David D. Smith
Sinclair Broadcasting Group, Inc.
August 25, 2010
Page 4

       Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551- 3351 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser at (202) 551-3359, Paul Fischer, Attorney-Adviser at (202) 551-3415, or me, at (202) 551-3810 with any other questions.

       Sincerely,

       Larry Spirgel
       Assistant Director